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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                       Form 20-F  X        Form 40-F
                                ----                 -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                       Yes                 No X
                          ----               ----
                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                       Yes                 No X
                          ----               ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes                No X
                          ----               ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: February 25, 2003                    By: /s/ Jacinto Parinete
                                               ---------------------------------
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations

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                      Summary of Prior Communication to the
                    Spanish National Stock Market Commission


New York, February 25th, 2003. - The Board of Directors of Endesa Capital Finance, L.L.C., an wholly-owned subsidiary of Endesa, S.A. (NYSE:ELE), has authorized the issuance by it of up to Euro 1,500,000,000 in liquidation preference of preferred limited liability company interests (the Preferred Capital Securities), which may be increased up to Euro 2,000,000,000 in liquidation preference. Subject to certain exceptions and limitations, the Preferred Capital Securities will be guaranteed by Endesa, S.A. as to payment of dividends, liquidation preference and redemption amount. The purpose of the issuance is to obtain financing for the Endesa Group. The Preferred Capital Securities will be offered only in Spain by means of a Spanish-language prospectus registered with the Spanish National Stock Market Commission (Comision Nacional del Mercado de Valores).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Preferred Capital Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Preferred Capital Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.



For additional information please contact Jacinto Pariente, North America Investor Relations Office, Telephone # 212 750 7200 http://www.endesa.es


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